UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Initial Filing)

TeamStaff, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

87815U204

(CUSIP Number)

Sue K. Schwein

Wachovia Corporation

Wachovia Private Capital, Inc.

Two Wachovia Center

301 S. Tryon Street

Charlotte, North Carolina 28299

704-374-2331

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

with a copy to:

Jay Young, Esq.

Legal Division NC0630

Wachovia Corporation

One Wachovia Center

301 South College Street

30th Floor

Charlotte, North Carolina 28288-0630

(704) 715-2490

                     August 31, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

SCHEDULE 13D
CUSIP NO. 87815U204

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wachovia Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ] (b)[ X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION NC
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 3,335,545
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 3,335,545
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,335,545
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%
14	TYPE OF REPORTING PERSON HC

SCHEDULE 13D
CUSIP NO. 87815U204

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wachovia Private Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ] (b)[ X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION PA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,080,043
	8	SHARED VOTING POWER 254,074
	9	SOLE DISPOSITIVE POWER 3,268,808
	10	SHARED DISPOSITIVE POWER 65,309
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,334,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP NO. 87815U204

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wachovia Bank, National Association
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ] (b)[ X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION NC
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,428
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,428
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,428
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%
14	TYPE OF REPORTING PERSON BK

  Security and Issuer.

  This Statement on Schedule 13D (this "Statement") relates to the Common Stock, $0.001 par value per share ("Common Stock"), of TeamStaff, Inc., a New Jersey corporation (the "Issuer"). The principal executive offices of the Issuer are located at 300 Atrium Drive, Somerset, New Jersey 08873.

  Identity and Background.

  This Statement is filed by Wachovia Corporation, a North Carolina corporation ("Wachovia"), Wachovia Private Capital, Inc., a Pennsylvania corporation ("Wachovia Private Capital") and Wachovia Bank, National Association ("Wachovia Bank"). Wachovia, Wachovia Private Capital and Wachovia Bank are collectively referred to herein as the "Reporting Persons." Wachovia is a registered financial services holding company. Wachovia Private Capital is a wholly owned subsidiary of Wachovia and invests in publicly traded securities and private equity. Wachovia Bank is a national banking association and a wholly owned subsidiary of Wachovia. The address and the principal place of business of Wachovia and Wachovia Bank is One Wachovia Center, Charlotte, North Carolina 28288. The address of the principal business and principal office of Wachovia Private Capital is 301 South College Street, NC 0009, Suite 4000, Charlotte, North Carolina 28288.

  Certain information regarding the Reporting Persons' directors and executive officers is set forth in Exhibit 99.1 hereto, which is incorporated by reference herein. All of the individuals listed in Exhibit 99.1 are citizens of the United States, except for Robert P. Kelly, Chief Financial Officer and Senior Executive Vice President of Wachovia and Wachovia Bank, who is a citizen of Canada.

  During the last five years, none of the Reporting Persons or any of the individuals listed in Exhibit 99.1 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Source and Amount of Funds or Other Consideration.

  Wachovia does not directly own any shares of Common Stock but owns 100% of the equity in both Wachovia Private Capital and Wachovia Bank. Of the 3,335,545 shares of Common Stock reported as beneficially owned by Wachovia, 3,334,117 were acquired by Wachovia Private Capital in August 2001 as a result of the merger (the "Merger") of Brightlane.com, Inc., a Georgia corporation ("Brightlane") with TeamSub, Inc., a Georgia corporation and a wholly owned subsidiary of the Issuer ("TeamSub"). An additional 1,428 shares of Common Stock are held by Wachovia Bank in a fiduciary capacity.

  The 3,334,117 shares of Common Stock reported as beneficially owned by Wachovia Private Capital were acquired by Wachovia Private Capital in August 2001 as a result of the Merger described above. Prior to the Merger, Wachovia Private Capital owned 1,717,385 shares of Series B Preferred Stock of Brightlane (the "Brightlane Preferred Stock"). The Brightlane Preferred Stock was exchanged for 3,334,117 shares of Common Stock of the Issuer pursuant to an Agreement and Plan of Merger dated as of March 6, 2001 (the "Merger Agreement") by and among the Issuer, TeamSub, and Brightlane. Wachovia Private Capital initially acquired the Brightlane Preferred Stock in exchange for a capital contribution in Brightlane in the amount of $19,500,000. Working capital was used by Wachovia Private Capital to fund such purchase.

  The 1,428 shares of Common Stock reported as beneficially owned by Wachovia Bank were not purchased directly by Wachovia Bank for its own account but are held by Wachovia Bank in a fiduciary capacity. Other persons have the right to receive dividends with respect to the shares of Common Stock held by Wachovia and may have the right to direct the sale of such shares.

  Purpose of Transaction.

  Wachovia Private Capital holds its shares of Common Stock for general investment purposes. Wachovia Bank holds the shares of Common Stock reported as beneficially owned in a fiduciary capacity. Other persons have the right to receive dividends with respect to the shares of Common Stock held by Wachovia Bank and may have the right to direct the sale of such shares.

  The Reporting Persons or affiliates of the Reporting Persons, may from time to time acquire additional shares of Common Stock in open market or negotiated block transactions, consistent with their investment purposes. Additionally, Wachovia Private Capital may from time to time sell its shares of Common Stock in open market transactions or in negotiated block sales to one or more purchasers, consistent with its investment purpose. However, none of the Reporting Persons currently have plans to purchase additional shares of Common Stock or plans or proposals which relate to, or would result in (i) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (iii) the sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors, or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association, (ix) a class of the Issuer's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any action similar to any of those enumerated above.

  Interest in Securities of the Issuer.

    Wachovia may be deemed to beneficially own 3,335,545 shares of Common Stock, or approximately 20.6 percent of the outstanding shares of Common Stock of the Issuer. Wachovia Private Capital may be deemed to beneficially own 3,334,117 shares of Common Stock, or approximately 20.6 percent of the outstanding shares of Common Stock of the Issuer. Wachovia Bank may be deemed to beneficially own 1,428 shares of Common Stock or less than one percent of the outstanding shares of Common Stock of the Issuer. These calculations of percentage ownership are based on 16,221,953 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

    To each of the Reporting Person's knowledge, none of the individuals listed in Exhibit 99.1 beneficially owns any shares of Common Stock.

    The following table sets forth, with respect to each Reporting Person, the number of shares of Common Stock as to which such Reporting Person has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Power to Dispose	Shared Power to Dispose
Wachovia	0	3,335,545	0	3,335,545
Wachovia Private Capital	3,080,043	254,074	3,268,808	65,309
Wachovia Bank	1,428	0	0	1,428

    To the best of each Reporting Person's knowledge, there have been no transactions effected by the Reporting Persons and their respective affiliates within the past 60 days.

    Wachovia Bank holds 1,428 shares of Common Stock in a fiduciary capacity. Of these shares, the Bank has sole voting power with respect to 1,428 shares and shared dispositive power with respect to 1,428 shares. Other persons have the right to receive, or the power to direct the receipt of, dividends from such shares or the proceeds from the sale of such shares.

    Not applicable.

  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

  The information set forth in Item 4 and 5 of this Amendment is incorporated herein by reference.

  As a condition to the Merger, Wachovia Private Capital entered into a Lockup Agreement dated August 31, 2001 which restricts its ability to offer, sell, pledge, hypothecate, grant an option for sale, or otherwise dispose of, or transfer, or grant any rights with respect to, the Common Stock, or to enter into any swap agreement or other agreement or transaction that transfers the economic consequences of ownership of the Common Stock. Under the terms of this Lockup Agreement, 50% of the Common Stock held by Wachovia Private Capital may be transferred, or otherwise disposed of, after August 31, 2002 and the remaining 50% may be transferred, or otherwise disposed of, after August 31, 2003. Notwithstanding the foregoing, the Lockup Agreement also provides that Wachovia Private Capital may transfer its Common Stock in a private transaction at any time, provided the acquiror agrees to be bound by the terms of the Lockup Agreement.

  As a further condition to the Merger, Wachovia Private Capital and certain other shareholders of Brightlane agreed to place approximately 150,000 shares of Common Stock of the Issuer received by such shareholders as consideration in the Merger in escrow pending settlement of certain claims by third parties against Brightlane. Wachovia Private Capital is deemed to beneficially own 65,309 of these escrowed shares. While such shares are in escrow, Wachovia Private Capital may not sell, pledge, assign or otherwise transfer such shares. However, Wachovia Private Capital does have the sole power to vote such shares.

  Pursuant to the Merger Agreement, two directors on the original Board of Directors of the Issuer following the Merger were nominated by Wachovia Private Capital. One Wachovia Private Capital nominee, David M. Carroll, resigned from the Board of Directors of the Issuer effective April 24, 2002. Although the Merger Agreement provides that Wachovia Private Capital has the right to nominate a replacement for Mr. Carroll until the expiration of his term in 2004, Wachovia Private Capital expressly waived this right in a Proxy Agreement between Wachovia Private Capital and the Issuer dated as of April 23, 2002 (the "Proxy Agreement"). The second Wachovia Private Capital nominee, Donald MacLeod, was recently elected by the shareholders of the Issuer to a second term as director of the Issuer. However, he has resigned from this position and Wachovia Private Capital no longer has rights to unilaterally appoint his successor.

  Pursuant to the Proxy Agreement described above, Wachovia Private Capital granted the Chairman and Vice Chairman of the Issuer an irrevocable proxy to vote and to exercise all voting and related rights related to certain shares of Common Stock of the Issuer held by Wachovia Private Capital so that in no event shall Wachovia Private Capital and its affiliates be able to vote more than 19% of the total outstanding Common Stock of the Issuer. In addition, pursuant to the terms of the Proxy Agreement, Wachovia Private Capital waived any and all rights to fill the vacancy on the Board of Directors of the Issuer created by the resignation of Wachovia Private Capital's nominee, David M. Carroll.

  Material to be Filed as Exhibits.

The following will be filed as exhibits hereto:

1.	Information regarding the directors and executive officers of Wachovia Corporation, Wachovia Private Capital, Inc. and Wachovia Bank, National Association.
2.	Joint Filing Agreement dated as of November 18, 2002 between Wachovia Corporation, Wachovia Private Capital, Inc., and Wachovia Bank, National Association.
3.	Proxy Agreement dated as of April 23, 2002 between Wachovia Private Capital, Inc. and TeamStaff, Inc.
4.	Lockup Agreement dated as of August 31, 2001 between TeamStaff, Inc. and Wachovia Private Capital, Inc.
5.	Escrow Agreement dated as of August 31, 2001 between TeamStaff, Inc., T. Stephen Johnson, and Continental Stock Transfer & Trust Company.

Signatures.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 19, 2002

WACHOVIA CORPORATION

By:

Name: Karen F. Knudtsen

Title: Vice President & Compliance Officer

WACHOVIA PRIVATE CAPITAL, INC.

By:

Name: Sue K. Schwein

Title: Vice President

WACHOVIA BANK, NATIONAL ASSOCIATION

By:

Name: Karen F. Knudtsen

Title: Vice President & Compliance Officer

EXHIBIT INDEX

EXHIBIT	TITLE

99.1	Certain information regarding the directors and executive officers of Wachovia Private Capital, Inc., Wachovia Corporation and Wachovia Bank, National Association
99.2	Joint Filing Agreement dated as of November 18, 2002 between Wachovia Corporation, Wachovia Private Capital, Inc., and Wachovia Bank, National Association.
99.3	Proxy Agreement dated as of April 23, 2002 between Wachovia Private Capital, Inc. and TeamStaff, Inc.
99.4	Lockup Agreement dated as of August 31, 2001 between TeamStaff, Inc. and Wachovia Private Capital, Inc.
99.5	Escrow Agreement dated as of August 31, 2001 between TeamStaff, Inc. T. Stephen Johnson, and Continental Stock Transfer & Trust Company.

Exhibit 99.1

CERTAIN INFORMATION REGARDING THE DIRECTORS AND

EXECUTIVE OFFICERS OF FIRST UNION PRIVATE CAPITAL, INC. AND WACHOVIA CORPORATION

The following table sets forth the name, residence or business address, present occupation or employment of each director and executive officer of Wachovia Private Capital, Inc., and Wachovia Corporation along with the name, principal business and address of any corporation or other organization in which such employment is conducted:

NAME	BUSINESS (B) OR RESIDENCE (R) ADDRESS	OCCUPATION OR EMPLOYMENT NAME OF EMPLOYER, BUSINESS OF EMPLOYER, ADDRESS OF EMPLOYER
DIRECTORS OF WACHOVIA PRIVATE CAPITAL, INC.
W. Barnes Hauptfuhrer	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
Scott B. Perper	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
Kevin J. Roche	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288

DIRECTORS OF WACHOVIA CORPORATION
John D. Baker, II	President and CEO Florida Rock Industries, Inc. P.O. Box 4667 Jacksonville, FL 32201	President and CEO Florida Rock Industries, Inc. P.O. Box 4667 Jacksonville, FL 32201
F. Duane Ackerman	Chairman, President CEO BellSouth Corporation 1155 Peachtree Street, N.E. Suite 2000 Atlanta, GA 30309-3610	Chairman, President CEO BellSouth Corporation 1155 Peachtree Street, N.E. Suite 2000 Atlanta, GA 30309-3610
L.M. Baker, Jr.	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
James S. Balloun	Chairman, President, and CEO Insider: No Acuity Brands 1170 Peachtree Street, N.E. 1170 Peachtree Street, N.E. Suite 2400 Atlanta, GA 30309	Chairman, President, and CEO Insider: No Acuity Brands 1170 Peachtree Street, N.E. Suite 2400 Atlanta, GA 30309
Robert J. Brown	Chairman & CEO B&C Associates, Inc. P.O. Box 2636 High Point, NC 27261-2636	Chairman & CEO B&C Associates, Inc. P.O. Box 2636 High Point, NC 27261-2636
Peter C. Browning	Chairman, NuCor Corporation 2038 Providence Road Charlotte, NC 28211	Chairman, NuCor Corporation 2038 Providence Road Charlotte, NC 28211
John T. Casteen	President University of Virginia P.O. Box 400224 Charlottesville, VA 22904-4224	President University of Virginia P.O. Box 400224 Charlottesville, VA 22904-4224
William H. Goodwin, Jr.	Chairman, CCA Industries, Inc. One James Center 901 East Cary Street, Suite 1500 Richmond, VA 23219 (VIA UPS)	Chairman, CCA Industries, Inc. One James Center 901 East Cary Street, Suite 1500 Richmond, VA 23219 (VIA UPS)
Robert A. Ingram	President & COO, Pharmaceutical Operations GlaxoSmithKline Five Moore Drive P.O. Box 13398 Research Triangle Park, NC 27709	President & COO, Pharmaceutical Operations GlaxoSmithKline Five Moore Drive P.O. Box 13398 Research Triangle Park, NC 27709
Mackey J. McDonald	Chairman, President & CEO VF Corporation P.O. Box 21488 Greensboro, NC 27420-1488	Chairman, President & CEO VF Corporation P.O. Box 21488 Greensboro, NC 27420-1488
Joseph Neubauer	Chairman and CEO ARAMARK Corporation ARAMARK Tower, 1101 Market Street Philadelphia, PA 19107	Chairman and CEO ARAMARK Corporation ARAMARK Tower, 1101 Market Street Philadelphia, PA 19107
Lloyd U. Noland, III	Chairman, President and CEO No Noland Company 80 29th Street Newport News, VA 23607	Chairman, President and CEO No Noland Company 80 29th Street Newport News, VA 23607
Ruth G. Shaw	Executive Vice President & Chief Administrative Officer Duke Energy Corporation EC3XG P.O. BOX 1006 Charlotte, NC 28201-1006	Executive Vice President & Chief Administrative Officer Duke Energy Corporation EC3XG P.O. BOX 1006 Charlotte, NC 28201-1006
Lanty L. Smith	Chairman Soles Brower Smith & Co. First Union Tower 300 North Greene Street - Ste. 925 Greensboro, NC 27401-2167	Chairman Soles Brower Smith & Co. First Union Tower 300 North Greene Street - Ste. 925 Greensboro, NC 27401-2167
G. Kennedy Thompson	President & CEO Wachovia Corporation 301 S. College Street Suite 4000 Charlotte, NC 28288-0005	President & CEO Wachovia Corporation 301 S. College Street Suite 4000 Charlotte, NC 28288-0005
John C. Whitaker, Jr.	Chairman and Chief Executive Officer Inmar Enterprises, Inc. 2601 Pilgrim Court Winston-Salem, NC 27106	Chairman and Chief Executive Officer Inmar Enterprises, Inc. 2601 Pilgrim Court Winston-Salem, NC 27106
Dona Davis Young	President and Chief Operating Officer The Phoenix Companies, Inc. One American Row Hartford, CT 06102	President and Chief Operating Officer The Phoenix Companies, Inc. One American Row Hartford, CT 06102

DIRECTORS OF WACHOVIA BANK, NATIONAL ASSOCIATION
L.M. Baker, Jr.	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
Benjamin P. Jenkins, III	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
Stanhope A. Kelly	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
G. Kennedy Thompson	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
Mark C. Treanor	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
Thomas J. Wurtz	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288

EXECUTIVE OFFICERS OF WACHOVIA PRIVATE CAPITAL, INC. (NOT OTHERWISE LISTED ABOVE)
David M. Carroll Senior Executive Vice President	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
Tracey M. Chaffin Vice President & Chief Financial Officer	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
Donna M. Harris Secretary	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
Donald M. Macleod Executive Vice President	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
Kevin J. Roche President	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288

EXECUTIVE OFFICER OF WACHOVIA CORPORATION (NOT OTHERWISE LISTED ABOVE)
L.M. Baker, Jr. Chairman	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
David M. Carroll Senior Executive Vice President	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
James C. Cherry Executive Vice President	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
Stephen E. Cummings Co-Head, Corporate & Investment Banking, Wachovia Securities, Senior Executive Vice President	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
Jean E. Davis Senior Executive Vice President	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
Malcolm E. Everett, III Senior Executive Vice President	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
Paul G. George Senior Executive Vice President	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
W. Barnes Hauptfuhrer Co-Head, Corporate & Investment Banking, Wachovia Securities, Senior Executive Vice President	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
Robert G. Hoak Executive Vice President	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
Benjamin P. Jenkins, III Senior Executive Vice President & President of General Bank	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
Robert P. Kelly CFO & Senior Executive Vice President	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
Stanhope A. Kelly Senior Executive Vice President & President of Wealth Management	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
Robert S. Kniejski Executive Vice President	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
William B. Langley Executive Vice President	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
J. Walter Mc Dowell, III Executive Vice President	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
Donald A. McMullen, Jr. Senior Executive Vice President & President of Capital Management	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
Frank D. Robb Executive Vice President	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
G. Kennedy Thompson President, CEO	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
Mark C. Treanor General Counsel & Secretary & Senior Executive Vice President	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
Donald K. Truslow Senior Executive Vice President	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
Beverly B. Wells Executive Vice President	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
Thomas J. Wurtz Treasurer	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288

EXECUTIVE OFFICERS OF WACHOVIA BANK, NATIONAL ASSOCIATION (NOT OTHERWISE LISTED ABOVE)
L.M. Baker, Jr. Chairman	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
Robert A. Burton Executive Vice President	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
James C. Cherry President- VA/MD/Washington D.C. Region	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
Reginald E. Davis President-NY/NJ/CT Region	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
Paul R. Eber Executive Vice President	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
Paul L. Fischer Executive Vice President	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
Herbert R. Hamlet Executive Vice President	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
Robert W. Helms President-FL Region	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
C. Royce Hough Executive Vice President	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
Benjamin P. Jenkins, III Senior Executive Vice President & President of General Bank & Assistant Secretary	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
Don R. Johnson Executive Vice President	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
Robert P. Kelly CFO & Senior Executive Vice President	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
Haddon S. Mackie, Jr. Executive Vice President	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
Donald M. Macleod Executive Vice President	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
James McKenna Executive Vice President	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
Donald A. McMullen, Jr. Executive Vice President	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
Robert L. Reid President-PA/DE Region	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
Linda C. Siegel Executive Vice President	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
Wilbert B. Spence, Jr. President-Carolinas Region	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
D. Gary Thompson President-GA Region	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
G. Kennedy Thompson President & CEO	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
Mark C. Treanor General Counsel & Secretary & Senior Executive Vice President	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
Debra M. Warren Executive Vice President	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288
Thomas J. Wurtz Senior Vice President, Treasurer & Commercial Banking Officer	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288	Wachovia Corporation One Wachovia Center 301 South College St. Charlotte, NC 28288

JOINT FILING AGREEMENT

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the stock of TeamStaff, Inc. is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: November 18, 2002.

WACHOVIA CORPORATION

By:

Name: Karen F. Knudtsen

Title: Vice President & Compliance Officer

WACHOVIA PRIVATE CAPITAL, INC.

By:

Name: Sue K. Schwein

Title: Vice President

WACHOVIA BANK, NATIONAL ASSOCIATION

By:

Name: Karen F. Knudtsen

Title: Vice President & Compliance Officer

PROXY AGREEMENT

THIS PROXY AGREEMENT (this "Agreement") is made and entered into as of the 23rd day of April 2002, between TeamStaff, Inc., a New Jersey corporation (the "Company"), and First Union Private Capital, Inc., a Pennsylvania corporation (the "Stockholder").

bACKGROUND STATEMENT

Pursuant to the terms of that certain Agreement and Plan of Merger dated as of March 6, 2001 pursuant to which the Stockholder acquired shares of common stock of the Company. The Stockholder and the Company desire to enter into an agreement establishing and setting forth their understanding with respect to certain voting rights and obligations associated with ownership of shares of such common stock. Additionally, the Stockholder is waiving and terminating its right to fill the vacancy on the board of directors created by the resignation of David M. Carroll effective as of April 24, 2002.

STATEMENT OF AGREEMENT

In consideration of the premises and of the mutual covenants and obligations hereinafter set forth, the parties hereto hereby agree as follows:

DEFINITIONS

"Affiliate" shall mean, with respect to a specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified.

"Agreement" has the meaning given to it in the introductory paragraph hereof.

"beneficially owns", "beneficial owner" and "beneficial ownership" shall have the meanings ascribed thereto by Rule 13d-3 of the Exchange Act.

"Common Stock" means the common stock of the Company.

"Company" has the meaning given to it in the introductory paragraph hereof.

"Control, controls or controlling" means the possession, directly or indirectly, through one or more intermediaries, of the power or authority, through ownership of voting securities, as manager, member, trustee or executor, by contract or otherwise, to direct the management, activities or policies of a Person.

"Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time.

"Excess Voting Stock" means, at any point in time, in the event the Stockholder together with any Affiliates of the Stockholder, directly or indirectly, beneficially own 19.0% or more of the outstanding Voting Stock of the Company, those shares of Voting Stock beneficially owned by the Stockholder together with any Affiliates of the Stockholder, directly or indirectly, that are equal to or in excess of that number of shares of Voting Stock representing 19.0% of the outstanding Voting Stock of the Company.

"Person" means an individual, partnership, corporation, limited liability company, association, joint stock company, trust, joint venture, unincorporated organization or governmental entity or any department, agency or political subdivision thereof, or any other entity.

"Proxy" has the meaning given to it in Section 2.2.

"SEC" means the Securities and Exchange Commission.

"Securities Act" means the Securities Act of 1933, as amended from time to time.

"Stockholder" has the meaning given to it in the introductory paragraph hereof.

"Voting Period" has the meaning given to it in Section 2.1.

"Voting Stock" means the Common Stock of the Company, any securities convertible into or exchangeable for such Common Stock, any other right to acquire Common Stock, any other right to acquire any securities convertible into or exchangeable for Common Stock, and other securities issued by the Company having the power to vote in the election of directors of the Company.

ARTICLE II

VOTING OBLIGATIONS

2.1 The Stockholder's Voting Obligations.

(a) At all times from and after the date hereof when the Stockholder, together with any Affiliates of the Stockholder, shall hold any shares of Excess Voting Stock (such period, the "Voting Period"), the Stockholder shall take such action as may be required so that all shares of Excess Voting Stock beneficially owned by the Stockholder or any Affiliate of the Stockholder are voted for, consented with, or are cast in the manner recommended by the board of directors of the Company, on any and all such matters as may be subject to or voted upon (whether at a meeting of stockholders or by written consent) by the Company's stockholders.

(b) During any Voting Period hereunder, the Stockholder, as the holder of shares of Voting Stock, shall be present, in person or by proxy, and shall use commercially reasonable efforts to cause its Affiliates holding Voting Stock to be so present, at all meetings of stockholders of the Company so that all shares of Voting Stock beneficially owned by the Stockholder or any of its Affiliates, including any shares of Excess Voting Stock, may be counted for purposes of determining the presence of a quorum at such meetings.

2.2 Irrevocable Proxy. Concurrently with the execution of this Agreement, the Stockholder agrees to deliver to the Company a proxy in the form attached hereto as Exhibit A (the "Proxy"), which shall be coupled with an interest and shall be irrevocable to the fullest extent permissible by law, with respect to all shares of Excess Voting Stock held by the Stockholder. If, during the Voting Period, any Affiliate of the Stockholder shall acquire beneficial ownership of shares of Voting Stock, the Stockholder shall cause such Affiliate to deliver to the Company a Proxy signed by such Affiliate which Proxy shall be coupled with an interest and shall be irrevocable to the fullest extent permissible by law, with respect to all shares of Excess Voting Stock held by such Affiliate.

ARTICLE III

TERMINATION OF RIGHT TO APPOINT DIRECTOR

Whereas David M. Carroll has resigned from the Company's board of directors effective April 24, 2002, creating a vacancy in the Company's board of directors, the Stockholder hereby waives and terminates any and all rights that is has, pursuant to agreement with the Company, its bylaws or otherwise, to appoint and have elected a successor director to fill such vacancy.

ARTICLE IV

MISCELLANEOUS

4.1 Entire Agreement; Amendment. This Agreement is intended to be the sole agreement of the parties hereto as it relates to this subject matter and does hereby supersede all other agreement of the parties relating to the subject matter hereof. This Agreement may be amended or modified from time to time only by a written instrument signed by the Company and the Stockholder.

4.2 Specific Performance. Without intending to limit the remedies available to any party, each party hereto acknowledges that a breach of any of the covenants contained in this Agreement may result in irreparable injury to the other party for which there is no adequate remedy at law, that it will not be possible to measure damages for such injuries precisely and that, in the event of such a breach or threat thereof, each party hereto shall be entitled to obtain a temporary restraining order and a preliminary or permanent injunction restraining or requiring actions prohibited or required by this Agreement or such other relief as may be requested to enforce specifically any of the covenants of this Agreement.

4.3 Interpretation of Agreement. The table of contents of and headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

4.4 Governing Law. This Agreement shall be governed by and construed under the laws of the State of New Jersey, without reference to principles on conflicts of law.

4.5 Successors and Assigns. Except as otherwise expressly provided, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties.

4.6 Severability. In case any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be unenforceable, this Agreement shall continue in full force and effect without said provision; provided, however, that no such severability shall be effective if it materially changes the economic benefit of this Agreement to any party.

4.7 Notices. All notices and other communications required or permitted hereunder shall be in writing and shall be deemed effectively given upon personal delivery or upon deposit with the United States Post Office, by first class mail, postage prepaid, addressed: (a) if to the Stockholder, at the address furnished by the Stockholder to the Company in writing, or (b) if to the Company, at its current address or at such other address as the Company shall have furnished to the Stockholder in writing.

4.8 Counterparts. This Agreement may be executed in any number of counterparts, each of which is an original, and all of which together shall constitute one instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

FIRST UNION PRIVATE CAPITAL, INC.

By: /s/ Authorized Officer

Name: Authorized Officer

Title: Authorized Officer

TEAMSTAFF, INC.

By: /s/ Authorized Officer

Name: Authorized Officer

Title: Authorized Officer

EXHIBIT A

IRREVOCABLE PROXY

The undersigned, First Union Private Capital, Inc., a Pennsylvania corporation (the "Stockholder"), hereby irrevocably (to the fullest extent permitted by law) appoints Chairman and the Vice Chairman of TeamStaff, Inc., a New Jersey corporation (the "Company"), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights with respect to all of the shares of Excess Voting Stock (as that term is defined in that certain Proxy Agreement dated as of April 23, 2002 between First Union Private Capital, Inc., a Pennsylvania corporation, and the Company, this irrevocable proxy being an exhibit thereto (such agreement, the "Proxy Agreement")) that now are or hereafter may be beneficially owned by the undersigned in accordance with the terms of this Irrevocable Proxy.

Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any shares of Excess Voting Stock are hereby revoked.

This Irrevocable Proxy is irrevocable (to the fullest extent permitted by law), is coupled with an interest and is granted pursuant to the Proxy Agreement.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time during the Voting Period (as that term is defined in the Stockholder Agreement), to act as the undersigned's attorney and proxy to vote the shares of Excess Voting Stock, and to exercise all voting, consent and similar rights of the undersigned with respect to the shares of Excess Voting Stock (including without limitation the power to execute and deliver written consents) at every annual, special or adjourned meeting of stockholders of the Company and in every written consent in lieu of such meeting, in the manner set forth in the Proxy Agreement.

The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above.

Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

This Irrevocable Proxy is irrevocable (to the fullest extent permitted by law).

This the 23rd day of April, 2002.

first Union private capital, inc.

By: /s/ Authorized Officer

Name: Authorized Officer

Title: Authorized Officer

Section 7.2(B) LOCK-UP AGREEMENT

TeamStaff, Inc.

Date: August 31, 2001

TeamStaff, Inc.

300 Atrium Drive

Somerset, New Jersey 08873

Ladies/Gentlemen:

The undersigned is a holder of shares ("Merger Shares") of Common Stock of TeamStaff, Inc., a New Jersey corporation (the "Company"), which Merger Shares have been acquired by the undersigned in connection with the Agreement and Plan of Merger, dated as of March 6, 2001, as amended (the "Agreement") between TeamStaff, Inc. and BrightLane.com, Inc.

This Lock-Up Letter is being delivered pursuant to Section 7.2(B) of the Agreement.

During the period commencing on the Closing Date as contemplated by the Agreement and ending on the date which is the second anniversary thereof (such period herein referred to as the "Lock-Up Period"), the undersigned will not, directly or indirectly, through an "affiliate", "associate" (as such terms are defined in the General Rules and Regulations under the Securities Act of 1933, as amended (the "Securities Act")), a family member or otherwise, offer, sell, pledge, hypothecate, grant an option for sale or otherwise dispose of, or transfer or grant any rights with respect thereto in any manner (either privately or publicly pursuant to Rule 144 of the General Rules and Regulations under the Securities Act, or otherwise) any Merger Shares or any additional shares of Common Stock hereafter acquired by the undersigned on account of the Merger Shares pursuant to any stock split, stock dividend or recapitalization or similar transaction received by the undersigned pursuant to the Agreement (collectively, the "Securities"), or enter into any swap or any other agreement or any transaction that transfers, in whole or part, directly or indirectly, the economic consequence of the ownership of the Securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, during the Lock-Up Period; provided, however, that such securities may be sold or otherwise transferred in a private transaction (including, without limitation, to any affiliate of the undersigned) during the Lock-Up Period so long as the acquirer of the Securities by written agreement with the Company entered into at the time of the acquisition and delivered to the Company prior to the consummation of such acquisition, agrees to be bound by the terms of this Agreement.

Notwithstanding anything to the contrary herein, the Company hereby consents and agrees that the undersigned may, commencing on the first anniversary date of the Closing as contemplated by the Agreement sell up to 50% of the Securities without the prior consent of the Company and the remaining 50% may be sold, transferred or assigned without consent of the Company commencing on the second anniversary date of the Closing.

The undersigned hereby agrees to the placement of a legend on the certificates representing the Securities to indicate the restrictions on resale of the Securities imposed by this Agreement and/or the entry of stop transfer orders with the transfer agent and the registrar of the Company's securities against the transfer of the Securities except in compliance with this Agreement.

The undersigned has duly caused this Lock-Up Agreement to be duly executed this 31st day of August, 2001.

First Union Private Capital, Inc.

_/s/ Thomas K. Hoops

By: Thomas K. Hoops

Its: Senior Vice President

BRIGHTLANE ESCROW AGREEMENT

This ESCROW AGREEMENT ("Agreement") is entered into as of the 31st day of August 2001 by and among TEAMSTAFF, INC., a New Jersey corporation with its principal place of business at 300 Atrium Drive, Somerset, New Jersey 08873 ("TeamStaff"), T. STEPHEN JOHNSON ("BrightLane Shareholders' Agent") with an address at 3650 Mansell Road, Suite 200, Alpharetta, GA 30022, and CONTINENTAL STOCK TRANSFER & TRUST COMPANY, with an address at 2 Broadway, New York, New York 10004 (the "Escrow Agent").

W I T N E S S E T H:

WHEREAS, TeamStaff has entered into an Agreement and Plan of Merger dated as of March 6, 2001, as amended, by and among TEAMSTAFF, INC., TEAMSUB, INC. and BRIGHTLANE.COM, INC. (the "Merger Agreement"), whereby TeamStaff has agreed to acquire all of the capital stock of BrightLane.com, Inc., a Georgia corporation ("BrightLane") from the holders thereof ("BrightLane Shareholders");

WHEREAS, the acquisition of BrightLane shall be accomplished through the merger of TeamStaff's wholly owned subsidiary, TeamSub, Inc., with and into BrightLane, pursuant to which BrightLane will become a wholly owned subsidiary of TeamStaff;

WHEREAS, BrightLane has made certain representations and warranties in the Merger Agreement to TeamStaff regarding among other things, the financial condition, business and operations of BrightLane;

WHEREAS, it is a condition to the Merger Agreement that the BrightLane Shareholders place into escrow (the "Escrow") 158,004 shares of the TeamStaff common stock (the TeamStaff "Common Stock") beneficially owned by the BrightLane Shareholders and received as the Merger Consideration (as defined in the Merger Agreement) in order to serve as a payment for any Liability (as defined in the Merger Agreement) for which TeamStaff may be entitled to indemnification under Section 9 of the Merger Agreement; and

WHEREAS, pursuant to Section 9 of the Merger Agreement, T. Stephen Johnson is constituted and approved the BrightLane Shareholders' Agent to act with regard to this Escrow Agreement.

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and for other good and valuable consideration the parties hereto agree as follows:

    Defined Terms. All terms not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

    Appointment of Escrow Agent. The BrightLane Shareholders' Agent and TeamStaff hereby appoint Continental Stock Transfer & Trust Company as Escrow Agent, and the Escrow Agent hereby accepts appointment, all upon the terms and provisions set forth in this Agreement. The Escrow Agent shall receive a fee of $200.00 per month for its services hereunder. All fees and expenses of the Escrow Agent incurred in the ordinary course of performing its responsibilities hereunder will be paid by TeamStaff upon receipt of written invoice from the Escrow Agent.

    Establishment of Escrow. Simultaneously with the execution and delivery of this Agreement, TeamStaff has caused to be delivered to the Escrow Agent share certificates for 150,010 shares of TeamStaff Common Stock issued in the name of "Escrow Agent on behalf of the BrightLane Shareholders" (the "Escrow Shares") which shall be deemed beneficially owned by the BrightLane Shareholders as set forth on Exhibit A annexed hereto. TeamStaff and the BrightLane Shareholders hereby agree that the Escrow Shares held by the Escrow Agent shall be held by it and disposed of only in accordance with the terms of this Escrow Agreement and Section 9 of the Merger Agreement. The Escrow Agent is granted the power to effect any permissible transfer of Escrow Shares contemplated by this Agreement.

    Escrow Period. The Escrow Shares shall be held for the earlier of (a) a period of one year from the date hereof or (b) until such time as there are no longer any Escrow Shares being held in escrow, as provided in Section 6 hereof ("Escrow Period").

    Dividends/Distributions on Escrow Shares. During the Escrow Period that the Escrow Shares are held by the Escrow Agent, the parties hereby agree and acknowledge that the BrightLane Shareholders shall be entitled to vote the Escrow Shares in any matter submitted for shareholder approval by notifying the BrightLane Shareholders' Agent and shall promptly receive any and all dividends or distributions of any kind with respect to the Escrow Shares. The Escrow Agent shall deliver to the BrightLane Shareholders any distributions or dividends declared on the Escrow Shares as the Escrow Agent may be instructed in writing by the BrightLane Shareholders' Agent. While the Escrow Shares remain in the Escrow Agent's possession pursuant to this Agreement and the Merger Agreement, the BrightLane Shareholders will retain and will be able to exercise all other incidents of ownership of said Escrow Shares which are not inconsistent with the terms and conditions of this Agreement and the Merger Agreement.

    Release of Escrow Shares; Termination of Escrow.

      At the times provided for in Section 6(c), the Escrow Shares shall be released to the BrightLane Shareholders pro rata in proportion to the total aggregate number of TeamStaff Shares received in the Merger by each unless the BrightLane Shareholders' Agent shall have instructed the Escrow Agent otherwise in writing, in which case the Escrow Agent shall be entitled to rely upon such instructions. TeamStaff and the Escrow Agent will take such action as may be necessary to cause such certificates to be transferred to and issued in the names of the appropriate persons. Certificates representing Escrow Shares so issued that are subject to resale restrictions under applicable securities laws will bear a legend to that effect. No fractional shares shall be released and delivered to the BrightLane Shareholders; provided, however, that if the Escrow Agent is required to release less than all of the Escrowed Shares, the Escrow Agent will release to each BrightLane Shareholder that number of shares to which each said BrightLane Shareholder is entitled rounded down to the nearest whole share, and the Escrow Agent shall retain the balance. Cash will be paid in lieu of fractions of Escrow Shares in an amount equal to the product determined by multiplying such fraction by the then-current Fair Market Value (as determined in accordance with the Merger Agreement) of the Escrow Shares. Within five (5) business days after written request from the BrightLane Shareholders' Agent, TeamStaff will deposit with the Escrow Agent sufficient funds to pay such cash amounts for fractional shares.

      No Escrow Shares or any beneficial interest therein may be pledged, sold, assigned or transferred, including by operation of law, by any BrightLane Shareholder or be taken or reached by any legal or equitable process in satisfaction of any debt or other liability of any such shareholder, prior to the delivery to such BrightLane Shareholder of its or his pro rata portion of the Escrow Shares by the Escrow Agent as provided herein.

      As soon as practicable following expiration of the Escrow Period (the "Release Date"), the Escrow Shares will be released from the Escrow to the BrightLane Shareholders less the number of Escrow Shares, if any, with a Fair Market Value (as determined in accordance with the Merger Agreement) equal to the amount of Adverse Consequences set forth in any Indemnification Notice from TeamStaff with respect to any pending but unresolved claim for indemnification which Indemnification Note has been delivered by TeamStaff to the BrightLane Shareholders' Agent under Section 9 of the Merger Agreement. Any Escrow Shares retained in the Escrow as a result of the immediately preceding sentence shall be released to the BrightLane Shareholders or TeamStaff, as appropriate, promptly upon resolution of the related claim for indemnification in accordance with the provisions of Section 9 of the Merger Agreement.

      The Escrow Shares held in escrow shall be released by the Escrow Agent only upon the Escrow Agent's receipt of written instructions executed by both TeamStaff and the BrightLane Shareholders' Agent, which instructions shall state that the number of Escrow Shares as set forth in the instructions may be released from Escrow and delivered to either TeamStaff or the BrightLane Shareholders, as the case may be. The instructions shall be in the form of Exhibit B annexed hereto. Notwithstanding the foregoing, in the event that TeamStaff has not delivered a notice to the Escrow Agent and the BrightLane Shareholders' Agent prior to the expiration of the Escrow Period stating that TeamStaff has a claim for indemnification under Section 9 of the Merger Agreement and that some or all of the Escrow Shares may not be released, the BrightLane Shareholders' Agent may send written notice to the Escrow Agent (with a copy delivered to TeamStaff) to release the Escrow Shares and the Escrow Shares shall be automatically released from Escrow to the BrightLane Shareholders as soon as practicable following termination of such Escrow Period.

      Counsel to TeamStaff shall provide the Escrow Agent with an opinion of counsel regarding any legend requirements on the Escrow Shares prior to release of the Escrow Shares.

    Limitation of Escrow Agent Liability and Indemnity.

      The Escrow Agent shall be obligated only for the performance of such duties as are expressly set forth herein and may rely and shall be protected in acting or refraining from acting on any written instructions believed by it to be genuine and to have been signed or presented by the proper party or parties and may reasonably assume that any person purporting to give notice or receipt of advice or make any statement or execute any document in connection with the provisions hereof has been duly authorized to do so. The Escrow Agent shall not be liable for any action taken or omitted by it except for breach of the terms or conditions of this Agreement and for its own bad faith, gross negligence or willful misconduct. The parties hereto agree that the Escrow Agent is an agent and shall have no fiduciary duties or liabilities as a fiduciary hereunder. The Escrow Agent may consult with counsel of its own choice and shall have full and complete authorization and protection for any action taken or suffered by it hereunder in good faith and in accordance with the opinion of such counsel.

      The Escrow Agent shall have no liability for loss arising from any cause beyond its control, including (but not limited to) the following: (i) the act, failure or gross negligence of any agent or correspondent selected without gross negligence by the Escrow Agent for the remittance of the Escrow Shares; (ii) any delay, error, omission or default of any mail, telegraph, cable or wireless agency or operator; or (iii) the acts or edicts of any government or governmental agency.

      Each of TeamStaff and BrightLane hereby agrees to fully indemnify the Escrow Agent for, and to hold it harmless against, any loss, liability, tax or expense incurred without gross negligence, bad faith or willful misconduct on the part of the Escrow Agent, arising out of or in connection with its entering into this Agreement and carrying out its duties hereunder, including the legal costs and expenses of defending itself against any claim or liability. Should the Escrow Agent become involved in litigation in any manner whatsoever on account of this Agreement due to a reason other than the gross negligence, bad faith or willful misconduct on the part of the Escrow Agent, each of TeamStaff on one hand, and BrightLane on the other hand, hereby agrees to pay the Escrow Agent, in addition to any charges made hereunder for acting as Escrow Agent, one-half of reasonable attorney's fees and expenses incurred by the Escrow Agent, and any other reasonable disbursements, expenses, losses, costs and damages in connection with and resulting from such actions.

      The BrightLane Shareholders hereby acknowledge that Continental Stock Transfer & Trust Company serves as stock transfer agent to TeamStaff and it shall have the right and option to continue to serve as stock transfer agent to TeamStaff in the event that a dispute shall arise with respect to this Agreement and/or the Merger Agreement or the transactions contemplated herein or therein.

      Should any controversy arise between the parties hereto with respect to this Agreement or if the Escrow Agent is called upon to take any other action other than as provided for in this Agreement, before taking such action, the Escrow Agent shall require written instructions signed by the BrightLane Shareholders' Agent and TeamStaff instructing the Escrow Agent to take such actions or, in the event the Escrow Agent fails to receive written instructions, may require a judgment of a court of competent jurisdiction directing the Escrow Agent to take such action, and in any event the Escrow Agent will only be required to use good faith in determining what its action shall be.

    Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed (i) duly given if (and then delivered three business days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient or (ii) duly given if (and then delivered on business day after) it is sent by overnight courier and addressed to the intended recipient. All notices shall be sent to the addresses as set forth below:

    If to the BrightLane Shareholders' Agent:

    c/o T. Stephen Johnson & Associates, Inc.

    3650 Mansell Road

    Alpharetta, GA 30022

    Attn: T. Stephen Johnson

    Copy to:

    Morris Manning & Martin

    1600 Atlanta Financial Center

    Atlanta, GA 30326

    Attn: Oby Brewer, Esq.

    If to TeamStaff:

    TeamStaff, Inc.

    300 Atrium Drive

    Somerset, NJ 08873

    Attn: Donald Kappauf

    Copy to:

    Goldstein & DiGioia LLP

    369 Lexington Avenue, 18th Floor

    New York, NY 10017

    Attn: Brian C. Daughney, Esq.

    If to the Escrow Agent:

    Continental Stock Transfer & Trust Company

    2 Broadway

    New York, NY 10004

    Attn: Compliance Department

    Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

    Governing Law and Jurisdiction. This Agreement shall be governed by the laws of the State of New York, United States of America.

IN WITNESS WHEREOF, each of the undersigned have caused this Agreement to be duly executed as of the date first above written.

TEAMSTAFF, INC.

By: /s/ Donald W. Kappauf

Name: Donald W. Kappauf

Title: Chief Executive Officer

BRIGHTLANE SHAREHOLDERS' AGENT

By: /s/ T. Stephen Johnson

T. Stephen Johnson

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By: /s/ R. Berkhammer

Name: R. Berkhammer

Title: Vice President